Via Facsimile and U.S. Mail
Mail Stop 4720

June 22, 2009

Fred R. Donner
Chief Financial Officer
RenaissanceRe Holdings Ltd.
Renaissance House
8-20 East Broadway
Pembroke HM 19 Bermuda

**Re: Form 10-K for the Fiscal Year Ended December 31, 2008
        File Number: 001-14428**

Dear Mr. Donner,

        We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief